Exhibit 99.1

CENTOGENE Reports First Quarter 2022 Financial Results

On Track for FY 2022 Guidance

●	Q1 2022 revenue rises 3% to €10.3 million
●	Completed phase out of COVID-19 Business segment in Q1 2022
●	Positioning Pharma and Diagnostics for post-COVID recovery and growth in 2022 and beyond
●	Reaffirms FY 2022 guidance of 15-20% revenue growth

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, July 15, 2022 (GLOBE NEWSWIRE)

Centogene N.V. (Nasdaq: CNTG), the commercial-stage essential biodata life science partner for rare and neurodegenerative diseases, today announced financial results for the first quarter ending March 31, 2022, reaffirmed guidance and provided a business update.

“We are on track with our renewed focus on the Core Business. The Diagnostics segment continued to show double digit growth rates year-over-year and is planned to grow faster than the market. We are on target to enhance our Pharma offering – broadening our commercial team, marketing a differentiated product portfolio, and growing the pipeline to return the Pharma segment to steady growth in 2022. We see the extension of the market access partnership with Takeda and the new contract with Agios as important proof points of our biopharma strategy,” stated Kim Stratton, Chief Executive Officer at CENTOGENE. “In the first quarter, we phased out the COVID-19 Business as planned, allowing our organization to pivot and be focused on Core Business execution."

First Quarter 2022 Financial Highlights

●	Overall revenues of €10.3 million were recorded in Q1 2022, a 3% increase compared to €10.0 million in Q1 2021
●	Diagnostics segment revenues of €7.1 million in Q1 2022, an increase of 11% compared to €6.4 million in Q1 2021, reflecting the fourth consecutive quarter of year-over-year revenues growth in the segment. The increase in revenues was primarily related to an increase in revenues from Whole Exome Sequencing (WES) and Whole Genome Sequencing (WGS) of 18%
●	Pharma segment revenues of €3.2 million in Q1 2022, a decrease of 10% compared to €3.6 million in Q1 2021
●	The COVID-19 Business was phased out in Q1 2022 and reported as discontinued operations. Revenues from the COVID-19 Business were €19.5 million in Q1 2022, compared to €55.0 million in Q1 2021. Discontinued operations in the period contributed positively to net income and cash flow
●	Net loss of €6.5 million in Q1 2022, compared to net loss of €4.9 million in Q1 2021
●	Total segment adjusted EBITDA of €1.9 million was recorded in Q1 2022, compared to €2.6 million in Q1 2021. This mainly reflects the lower proportion of revenues in the higher margin Pharma segment
●	Adjusted EBITDA from COVID-19 business for the three months ended March 31, 2022 was €6.1 million as compared to €10.2 million for the three months ended March 31, 2021. The decrease was driven by the reduction in COVID-19 test order intakes as the business was phased out
●	Cash and cash equivalents were €42.7 million as of March 31, 2022, compared to €17.8 million as of December 31, 2021. The reported cash position per end of Q1 2022 reflects proceeds from the debt (first tranche) and equity financings completed in February 2022

“With the completion of the financings earlier this year, CENTOGENE is operating from a stable financial position. We rolled out multiple initiatives to extend our cash runway by closely managing margins and corporate expenses. As a result, we are expecting to show improvements in our segments’ 2022 adj. EBITDA versus the prior year,” added Miguel Coego, Chief Financial Officer of CENTOGENE.

Recent Business Highlights

Corporate

●	Appointed executive and Supervisory Board leadership, including Kim Stratton as CEO, Miguel Coego as CFO, and Dr. Andreas Busch as Vice Chairman of the Supervisory Board
●	Closed $62 million aggregate equity and debt financings to support growth plan, including a €15 million (approx. $17 million) private placement incl. 1.3 million warrants at an exercise price of $7.72 per share from leading growth investors and a $45 million senior secured loan from Oxford Finance in Q1 2022, with the second tranche of the loan subject to operating covenants
●	Added ~28,000 individuals to the CENTOGENE Biodatabank in Q1 2022; CENTOGENE believes its Biodatabank is the world’s largest real-world data repository for rare and neurodegenerative diseases, which includes samples as well as data and cell lines from patients from over 120 countries
●	Authored 15 peer-reviewed scientific publications in Q1 2022, focused on generating critical insights into an array of diseases, including rare genetic and neurological diseases, e.g., the prevalence of Fabry disease among patients with Parkinson's disease
●	Phased out the COVID-19 testing services end of Q1 2022 according to plan

Pharma

●	Expanded partnership with Agios Pharmaceuticals for clinical development of PYRUKYND® (mitapivat) to treat children with rare blood disease
●	Extended market access partnership with Takeda to accelerate path from diagnosis to available treatments for rare metabolic and rare neurodegenerative diseases
●	Expanded Data Access and Collaboration R&D Agreement with Pfizer to advance discovery and validation of novel genetic targets as candidates for the development of new therapies for rare diseases
●	Initiated collaboration with Insilico Medicine for Niemann-Pick disease Type C (NPC) target discovery, leveraging the CENTOGENE Biodatabank
●	Currently leading three observational studies for patient finding and market access in collaboration with our pharma partners in rare and neurodegenerative disorders

Diagnostics

●	Reported order intake of approximately 16,300 test requests in our diagnostics segment, representing an increase of approximately 24% as compared to approximately 13,100 test requests in the same period in 2021
●	Launch of CENTOGENE MOx – a portfolio of single-step multiomic solutions that combines sequencing and biochemical testing to enable early diagnosis, improved prognosis, and precision medicine
●	Global release of CentoCloud, a cloud-based, clinical decision support platform enabling decentralized analysis, interpretation, and quality reporting for laboratories around the world
●	Received CE-mark for CentoCloud, making it one of the only decentralized SaaS and clinical decision support platforms compliant with European IVD regulatory framework
●	Major Next Generation Sequencing (NGS) panel update with more than 3,000 genes revised and 1,864 genes added to maximize the clinical utility for rare metabolic and neurodegenerative diseases
●	Contributed to Europe-wide efforts to update guidelines for WGS in rare disease diagnostics

2022 Financial Guidance

The Company has reaffirmed its previously communicated 2022 annual revenue guidance for year-over-year revenue growth in the Core Business of 15% to 20%. As a result, CENTOGENE expects revenues to be in the range of €50 million to €52 million. This reflects the classification of the COVID-19 Business as discontinued operations.

About CENTOGENE

CENTOGENE (Nasdaq: CNTG) is transforming real-world clinical, genetic, and multiomic data to enable better health outcomes for patients with rare and neurodegenerative diseases. For over 15 years, CENTOGENE has been providing diagnostic insights to patients with genetic diseases through our network of nearly 30,000 active physicians. CENTOGENE believes its Biodatabank is now the world’s largest real-world data repository of corresponding patients from more than 120 countries. Simplified logistics solutions, including CentoCard® for sending biosamples, and our ISO, CAP, & CLIA certified state-of-the-art multiomic reference labs offer patients rapid and reliable diagnoses to support the identification and personalization of their treatments. Ultimately, offering the best treatment for patients involves developing new or better therapies. We are de-risking orphan drug discovery and development by partnering with more than 30 biopharma in target & drug screening, clinical development, market access and expansion. CENTOGENE engages in biodata partnerships with our Biodata Licenses and Insight Reports.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

investor.relations@centogene.com

Ben Legg

Corporate Communications

Press@centogene.com

Stern IR
Suzanne Messere

+1 (212) 698-8801

suzanne.messere@sternir.com